780 North Water Street Milwaukee, WI 53202-3590 TEL 414-273-3500 Fax 414-273-5198 www.gklaw.com

October 28, 2010

VIA EDGAR

Ms. Patricia Williams

U.S. Securities and Exchange Commission

Judiciary Plaza

100 F Street, N.E.

Washington D.C. 20549

RE:

Frontegra Funds, Inc. (Registration Nos.: 333-7305; 811-7685)
Form N-1A - 2010 Annual Update

Dear Ms. Williams:

The purpose of this letter is to respond to oral comments received from you on Wednesday, October 20, 2010 regarding the registration statement on Form N-1A (“Registration Statement”) filed by Frontegra Funds, Inc. (the “Company”) on August 27, 2010 relating to the 2010 annual update for the Company.  The Registration Statement included the prospectuses for the Frontegra Columbus Core Plus Fund, Frontegra Columbus Core Fund, Frontegra Mastholm International Equity Fund, Frontegra Netols Small Cap Value Fund, Frontegra Sky International Equity Fund and Frontegra Timpani Small Cap Growth Fund and the related Statement of Additional Information.

The Company understands that:  (1) it is responsible for the adequacy and accuracy of the disclosure in its filings, (2) the staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filings, and (3) it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Your comments and our responses are set forth below.  Capitalized terms used in this response letter but not defined herein shall have the same meaning as in the Registration Statement.

Prospectuses

All Prospectuses

1.

Comment:  Under “Summary Section - Fees and Expense of the Fund” (1) create a separate line for  “Exchange Fees,” (2) revise the presentation of the $25 fee and $15 fee charged for checks that do not clear and for shares redeemed by wire,

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Ms. Patricia Williams

U.S. Securities and Exchange Commission

October 28, 2010

respectively, (3) revise “Net Expenses” to state “Total Net Operating Expenses after Fee Waiver and/or Expense Reimbursement,” as applicable, and (4) for those Funds with acquired fund fees and expenses, if any, create a separate footnote regarding the non-correlation between total annual fund operating expenses and average net assets in the “Financial Highlights” section.

Response:  Done.

2.

Comment:  Under “Summary Section – Minimum Initial and Subsequent Investments,” please delete the sub-heading “Minimum Initial and Subsequent Investments” and move the disclosure so that it appears under the prior sub-heading “Purchase and Sale of Fund Shares.”

Response:  Done.

3.

Comment:  Under “Summary Section – Tax Information,” please add disclosure regarding the potential taxability of tax-deferred arrangements at a later date.

Response:  Done.

Frontegra Columbus Core Plus Fund and Frontegra Columbus Core Fund Prospectus

4.

Comment:  Under “Summary Section – Frontegra Columbus Core Plus Fund – Principal Investment Strategy” and “Summary Section – Frontegra Columbus Core Fund – Principal Investment Strategy,” the Prospectus states that each Fund may invest in “credit default swaps and related instruments.”  Please explain how credit default swaps are used to achieve each Fund’s investment objective.  Please also describe the related instruments in which the Funds may invest and how these related instruments will be used to achieve each Fund’s investment objective.

Response:  The Funds may invest in single-name credit default swap agreements to gain exposure to a particular company when it is more economically attractive to do so than by investing in traditional bonds.  The “related instruments” in which the Funds may invest are credit default swap index products and options on credit default index products.  In particular, the Funds may invest in CDX index products, which allow the Funds to gain broad market exposure, but with less company-specific risk than single-name credit default swap agreements.  Reams believes that investments in these products will assist in achieving each Fund’s investment objective.  We have added related disclosure to the Prospectus.

Statement of Additional Information

5.

Comment:  Under “Directors and Officers - Board Leadership Structure,” (1) please explain how the President of the Company’s responsibilities as presiding officer differ than the responsibilities of a Chairman of the Board and (2) explain

Ms. Patricia Williams

U.S. Securities and Exchange Commission

October 28, 2010

in greater detail why the Board of Directors has determined that the board leadership structure is appropriate for the Company in light of the nature and specific circumstances of the Company.

Response:   Done.

*****

Please call me at (414) 287-9334 if you have any questions.

Very truly yours,

GODFREY & KAHN, S.C.

/s/ Michele L. Racadio

Michele L. Racadio